British Columbia Securities Commission 701 West Georgia Street P.O. Box 10142, Pacific Centre Vancouver, B.C. V7Y 1L2	Alberta Securities Commission 4th Floor, 300 - 5th Avenue, SW Calgary, Alberta T2P 3C4
U.S. Securities and Exchange Commission 450 5th Street, NW Washington, D.C. 20549 U.S.A.

March 21, 2005

Dear Sir/Madam:

Re: Birch Mountain Resources Limited

In regard to the filing of the Birch Mountain Resources Limited technical report entitled, "Hammerstone Project, Independent Qualified Person's Report and Technical Report" dated March 21, 2005 (the "Hammerstone Project Technical Report"), and the News Release and Material Change Report, each dated February 25, 2005, the undersigned hereby consents to:

(a)	The filing of the Hammerstone Project Technical report;

(b)	The written disclosure of the Hammerstone Project Technical Report and such extracts from this report that have been included in the news Release and the Material Change Report.

I confirm that I have read the written disclosure being filed and do not have any reason to believe that there are any misrepresentation in the information derived from the Hammerstone Project Technical Report, or that the written disclosure contains any misrepresentation of the information contained in the Hammerstone Project Technical Report.

AMEC Americas Limited
Mining and Metals
900, 801 - 6 Ave. SW
Calgary, Alberta, Canada T2P 3W3
Tel: 1.403.298.4185
Fax: 1.403.298.4125

www.amec.com